 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)*

ITEX CORPORATION

--------------------------------

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

---------------------------------------

(Title of Class of Securities)

465647204

---------

(CUSIP Number)

David Polonitza

2550 Nelsonville Road

Boston, KY 40107

(502) 460-3141

Copy to:

Navin R. Pasem
Law Office of Navin R. Pasem, P.L.
10014 N. Dale Mabry Hwy, Suite 101
Tampa, Florida 33618
Phone: (813) 382-8017

----------------------------------------

(Name, Address and Telephone Number of the Person

Authorized to Receive Notices and Communications)

April 5, 2010

----------------

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued of following pages)

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1.       Name of Reporting Person

         David and Rebecka Polonitza, Jt. Ten.

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                            S.E.C. Use Only

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4.                            Source of Funds

   PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               635,700

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          635,700

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         635,700

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         3.52%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Rahul Pagidipati

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                            S.E.C. Use Only

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4.                            Source of Funds

   PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               15,000

Beneficially            (8)     Shared Voting Power             626,080

Owned by Each           (9)     Sole Dispositive Power          15,000

Reporting Person        (10)    Shared Dispositive Power        626,080

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         641,080

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         3.55%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Pagidipati Family Limited Partnership

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                            S.E.C. Use Only

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4.                           Source of Funds

   WC, OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             626,080

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        626,080

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         626,080

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         3.46%

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14.      Type of Reporting Person               PN

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1.       Name of Reporting Person

         Drs. Devaiah and Rudrama Pagidipati, Jt. Ten.

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.                            S.E.C. Use Only

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4.                            Source of Funds

   PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

United States of America

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Number of Shares        (7)     Sole Voting Power               44,000

Beneficially            (8)     Shared Voting Power             626,080

Owned by Each           (9)     Sole Dispositive Power          44,000

Reporting Person        (10)    Shared Dispositive Power        626,080

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         670,080

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

         3.71%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Kirk Anderson

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2.       Check the Appropriate Box                         (a)     [X]

         if a Member of a Group                            (b)     [_]

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3.       S.E.C. Use Only

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4.       Source of Funds

         PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.                           Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               348,880

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          348,880

Reporting Person        (10)    Shared Dispositive Power        0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         348,880

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

         1.93%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Paul Kim

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               30,000

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          30,000

Reporting Person        (10)     Shared Dispositive Power       0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         30,000

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

0.16%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Richard and Greta Polonitza Jt. Ten.

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               40,760

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          40,760

Reporting Person        (10)     Shared Dispositive Power       0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         40,760

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

0.22%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Jonathan Polonitza

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               17,800

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          17,800

Reporting Person        (10)     Shared Dispositive Power       0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         17,800

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

0.09%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         Benjamin Polonitza

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         PF

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   United States of America

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Number of Shares        (7)     Sole Voting Power               3,100

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          3,100

Reporting Person        (10)     Shared Dispositive Power       0

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         3,100

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

0.01%

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14.      Type of Reporting Person               IN

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1.       Name of Reporting Person

         MPIC Fund I, LP

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   Delaware

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             400,000

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        400,000

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         400,000

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

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13.      Percent of Class Represented by Amount in Row 11

2.21%

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14.      Type of Reporting Person               PN

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1.       Name of Reporting Person

         MPIC Canadian Limited Partnership

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   Vancouver, British Columbia, Canada

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             71,900

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        71,900

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         71,900

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

0.39%

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14.      Type of Reporting Person               PN

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1.       Name of Reporting Person

         Corner Market Capital U.S., Inc.

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                           S.E.C. Use Only

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4.       Source of Funds

         OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   Delaware

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             400,000

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        400,000

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         400,000

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

2.21%

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14.      Type of Reporting Person               CO

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1.       Name of Reporting Person

         Corner Market Management Inc.

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         OO

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5.                           Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   Vancouver, British Columbia, Canada

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             71,900

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        71,900

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         71,900

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

0.39%

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14.      Type of Reporting Person               CO

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1.       Name of Reporting Person

         Corner Market Capital Corporation

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

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4.       Source of Funds

         OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   Vancouver, British Columbia, Canada

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             471,900

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        471,900

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         471,900

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

2.61%

-----------------------------------------------------------------------

14.      Type of Reporting Person               CO

-----------------------------------------------------------------------

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1.       Name of Reporting Person

         Alnesh Mohan

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                             S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         OO

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5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

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6.       Citizenship or Place of Organization

   Canada

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             471,900

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        471,900

-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         471,900

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

2.61%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN

-----------------------------------------------------------------------

-----------------------------------------------------------------------

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1.       Name of Reporting Person

         Sanjeev Parsad

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

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3.                            S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         OO

-----------------------------------------------------------------------

5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

   Canada

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Number of Shares        (7)     Sole Voting Power               0

Beneficially            (8)     Shared Voting Power             471,900

Owned by Each           (9)     Sole Dispositive Power          0

Reporting Person        (10)    Shared Dispositive Power        471,900

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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         471,900

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

         2.61%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN

-----------------------------------------------------------------------

-----------------------------------------------------------------------

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1.       Name of Reporting Person

         G. Andrew Cooke

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2.       Check the Appropriate Box                        (a)     [X]

         if a Member of a Group                           (b)     [_]

-----------------------------------------------------------------------

3.                             S.E.C. Use Only

-----------------------------------------------------------------------

4.       Source of Funds

         PF

-----------------------------------------------------------------------

5.                            Check box if disclosure of legal proceedings is required

pursuant to items 2(D) or 2(E): / /

-----------------------------------------------------------------------

6.       Citizenship or Place of Organization

   United States of America

-----------------------------------------------------------------------

Number of Shares        (7)     Sole Voting Power               57,300

Beneficially            (8)     Shared Voting Power             0

Owned by Each           (9)     Sole Dispositive Power          57,300

Reporting Person        (10)    Shared Dispositive Power        0

-----------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         57,300

-----------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain

         Shares

         [_]

-----------------------------------------------------------------------

13.      Percent of Class Represented by Amount in Row 11

         0.32%

-----------------------------------------------------------------------

14.      Type of Reporting Person               IN

-----------------------------------------------------------------------

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AMENDMENT NO. 3 TO SCHEDULE 13D

The following constitutes Amendment No. 3 ("Amendment No. 3") to the

Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule 13D as specifically set forth.

Item 3 is hereby amended and restated to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

David Polonitza, Rebecka Polonitza, Jonathan Polonitza, Benjamin Polonitza, Richard Polonitza, Greta Polonitza, Paul Kim, and Kirk Anderson each acquired his or her Common Stock currently held with personal funds either through a personal account or an IRA. None of the securities have now or ever been pledged for any loans nor used for other margin purposes. The aggregate total cost for these Shares that these individuals may be deemed to beneficially own is approximately $751,535.

The aggregate purchase price of the shares owned directly by the Rahul Pagidipati is approximately $9,751.  The shares owned directly by the Rahul Pagidipati were acquired with Rahul Pagidipati’s personal funds.

The aggregate purchase price of the shares owned directly by the Pagidipati Family Limited Partnership is approximately $421,794.  The shares owned directly by the Pagidipati Family, LP were acquired with the working capital of the Pagidipati Family, LP.

The aggregate purchase price of the shares owned directly by the Dr. Devaiah and Dr. Rudrama Pagidipati Joint Tenants is approximately $29,604.  The shares owned directly by the Drs. Devaiah and Rudrama Pagidipati were acquired with Drs. Devaiah and Rudrama Pagidipati’s personal funds.

The aggregate purchase price of the shares owned directly by the MPIC Fund I is approximately $269,131.  The shares owned directly by the MPIC Fund I were acquired with the working capital of MPIC Fund I.

The aggregate purchase price of the shares owned directly by the MPIC Canadian LP is approximately $52,852.  The shares owned directly by the MPIC Canadian LP were acquired with the working capital of MPIC Canadian LP.

The aggregate purchase price of the shares owned directly by G. Andrew Cooke is approximately $37,418.  The shares owned directly by G. Andrew Cooke were acquired with G. Andrew Cooke’s personal funds.

Item 4 is hereby amended and restated to read as follows:

Item 4. Purpose of Transaction.

On March 23, 2010, the Polonitza Group sent a letter to the ITEX Corp. a copy of which is attached hereto and incorporated herein. The original letter has been amended to reflect the change in wording from "halting the grant of stock options" to "halting the grant of restricted stock".

Item 5 is hereby amended and restated to read as follows:

Item 5. Interest in Securities of the Issuer.

(a)-(b). As of April 5, 2010, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

David and Rebecka Polonitza	635700	635700	0	3.52%
Rahul Pagidipati	15000	15000	626080	0.08%
Pagidipati Family, LP	626080	0	626080	3.47%
Devaiah and Rudrama Pagidipati	44000	44000	626080	0.24%
Kirk Anderson	348800	348800	0	1.93%
Paul Kim	30000	30000	0	0.16%
Richard and Greta Polonitza	40760	40760	0	0.22%
Jonathan Polonitza	17800	17800	0	0.09%
Benjamin Polonitza	3100	3100	0	0.01%
MPIC Fund I, LP	400000	0	400000	2.22%
MPIC Canadian LP	71900	0	71900	0.39%
G.Andrew Cooke	57300	57300	0	0.32%
Total	2290440	1192460	1097980	12.69%

*Based on 18,051,248 shares of Common Stock, Par Value $0.01 per share, outstanding pursuant to the Issuer's Form 10-Q filed with the Securities and Exchange Commission on March 9, 2010, for the quarter ended January 31, 2010.

c) The table below lists all the transactions in the Issuer's Common Stock in the last sixty days by the Reporting Persons. All transactions were made in the open market.

Transactions in Common Stock Within the Past Sixty Days
Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/Sell	Price Per Share
David and Rebecka Polonitza	2/17/2010	1500	Buy	.72
	3/19/2010	1000	Buy	.81

Richard and Greta Polonitza	2/17/2010	500	Buy	.72
	2/17/2010	100	Buy	.72
	2/17/2010	500	Buy	.73

Pagidipati Family Limited Partnership	3/11/2010	25000	Buy	.83
	3/25/2010	10000	Buy	.81

MPIC Canadian Limited Partnership	2/8/2010	17815	Buy	.73
	2/9/2010	9250	Buy	.71
	2/12/2010	4650	Buy	.70
	2/24/2010	500	Buy	.71

G. Andrew Cooke	2/24/2010	10000	Buy	.72
	2/25/2010	4500	Buy	.72
	3/2/2010	2800	Buy	.71

Item 7 is hereby amended and restated to read as follows:

Item 7.  Material to be Filed as Exhibits.

99.1   An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities

       Exchange Act of 1934.

99.2   A copy of a letter sent to ITEX Corporation Board of Directors from  the Polonitza Group, dated March 23, 2010.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2010                 By: /s/ David Polonitza

                                    -------------------------------

                                    Name:   David Polonitza

                                    By: /s/ Rebecka Polonitza

                                    -------------------------------

                                    Name:   Rebecka Polonitza

                                    By: /s/ Richard Polonitza

                                    -------------------------------

                                    Name:   Richard Polonitza

                                    By: /s/ Greta Polonitza

                                    -------------------------------

                                    Name:   Greta Polonitza

                                    By: /s/ Kirk Anderson

                                    -------------------------------

                                    Name:   Kirk Anderson

By: /s/ Paul Kim

                                    -------------------------------

                                    Name:   Paul Kim

                                    By: /s/ Jonathan Polonitza

                                    -------------------------------

                                    Name:   Jonathan Polonitza

                                    By: /s/ Benjamin Polonitza

                                    -------------------------------

                                    Name:   Benjamin Polonitza

                                    By: /s/ Rahul Pagidipati

                                    -------------------------------

                                    Name:   Rahul Pagidipati

PAGIDIPATI FAMILY, LP

By: /s/ Rahul Pagidipati

                                    -------------------------------

                                    Name:   Rahul Pagidipati, Partner

                                    By: /s/ Devaiah Pagidipati

                                    -------------------------------

                                    Name:   Dr. Devaiah Pagidipati

                                    By: /s/ Rudrama Pagidipati

                                    -------------------------------

                                    Name:   Dr. Rudrama Pagidipati

                                    MPIC FUND I, LP

By: Corner Market Capital U.S., Inc

    General Partner

By: /s/ Alnesh Mohan

                                    -------------------------------

                                    Name:   Alnesh Mohan, CEO

CORNER MARKET CAPITAL U.S., INC.

By: /s/ Alnesh Mohan

                                    -------------------------------

                                    Name:   Alnesh Mohan, CEO

                                    MPIC CANADIAN LIMITED PARTNERSHIP

By: Corner Market Management, Inc.

    General Partner

By: /s/ Alnesh Mohan

                                    -------------------------------

                                    Name:   Alnesh Mohan, CEO

                                    CORNER MARKET MANAGEMENT, INC.

By: /s/ Alnesh Mohan

                                    -------------------------------

                                    Name:   Alnesh Mohan, CEO

CORNER MARKET CAPITAL CORPORATION

By: /s/ Alnesh Mohan

                                    -------------------------------

                                    Name:   Alnesh Mohan, CEO

                                    /s/ Alnesh Mohan

                                    -------------------------------

                                    ALNESH MOHAN

/s/ Sanjeev Parsad

                                    -------------------------------

                                    SANJEEV PARSAD

/s/ G. Andrew Cooke

                                    -------------------------------

                                    G. ANDREW COOKE